Exhibit 99.1
FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Kinross Gold Corporation (the “Company”)
40 King Street West, 52nd Floor
Toronto, Ontario M5H 3Y2

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Thom Boehlert, Executive Vice President and Chief Financial Officer (416)365-5123.

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Effective February 27, 2007, the Company acquired all of the issued and outstanding shares of Bema Gold Corporation (“Bema”) pursuant to a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, each Bema common share was exchanged for 0.4447 of a Kinross common share and Cdn$0.01 in cash. Kinross transferred all of the Bema common shares held by it to a wholly-owned subsidiary of Kinross (“Kinross Subco”) in exchange for common shares of Kinross Subco, following which, Kinross Subco and Bema amalgamated to form EastWest Gold Corporation and continued as one corporation under the Canada Business Corporations Act.

The Company acquired interests in: the Refugio gold mine (50%) in Chile; the Julietta gold mine (90%) in Russia; the Kupol gold and silver project (75% less 1 share) in Russia; and, the Cerro Casale deposit (49%) in Chile.

As part of the transaction, Kinross and Bema have entered into certain arrangements with B2Gold, a company incorporated by certain members of Bema’s management pursuant to which Bema has or will transfer certain assets to B2Gold for aggregate consideration of US$15 million (payable in cash, debt and shares of B2Gold).

2.2	Date of Acquisition

The effective date of the acquisition is February 27, 2007.

2.3	Consideration

Each Bema common share (other than those common shares held by a registered Bema shareholder who exercised its dissent rights) was exchanged for 0.4447 of a Kinross common share and Cdn$0.01 in cash.

Each Bema stock option (“Bema Option”), which previously gave the holder the right to acquire one common share of Bema was exchanged for a Kinross replacement option to acquire 0.4447 of a Kinross common share plus the portion of a Kinross common share that, at the effective time of the Arrangement, had a fair market value equal to Cdn$0.01 for each Bema common share that such holder was entitled to receive under its Bema Option, and the exercise price of such Bema Option was adjusted in accordance with the terms of the Arrangement, provided that if the foregoing would result in the issuance of a fraction of a Kinross common share, then the number of Kinross common shares otherwise issued shall be rounded down to the nearest whole number of Kinross common shares.

Each holder of a Bema warrant outstanding immediately prior to the effective time of the Arrangement is entitled to receive upon the subsequent exercise of such holder’s Bema warrant in accordance with its terms, in lieu of each Bema common share to which such holder was entitled upon such exercise but for the same aggregate consideration payable therefore, 0.4447 of a Kinross common share and Cdn$0.01 in cash.

Each holder of a 3.25% convertible note of Bema outstanding immediately prior to the effective time of the Arrangement is entitled to receive upon the subsequent conversion of such holder’s Bema convertible note in accordance with its terms, in lieu of each Bema common share to which such holder was entitled upon such exercise but for the same aggregate consideration payable therefore, 0.4447 of a Kinross common share and Cdn$0.01 in cash.

As a result of the transaction, Kinross is now held approximately 60% by Kinross shareholders prior to the effective time of the Arrangement and approximately 40% by former Bema shareholders.

2.4	Effect on Financial Position

The Company does not have any current plans for material changes in the Company’s business affairs or the affairs of the acquired assets which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not Applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

March 22, 2007.

Item 3	Financial Statements

The following financial statements are attached and included as part of this Business Acquisition Report:

(i)
unaudited pro forma condensed consolidated financial statements of the Company consisting of condensed consolidated balance sheets as at September 30, 2006 and condensed consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005, together with the notes thereon, attached as Schedule A hereto;

(ii)	audited consolidated financial statements (the “Audited Financial Statements”) of Bema Gold Corporation consisting of consolidated balance sheets as at December 31, 2006 and 2005 and consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2006, together with the Auditors’ Report thereon and the notes thereto, attached as Schedule B hereto.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Information Form. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Ruble and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations; (8) the accuracy of our current mineral reserve and mineral resource estimates; and (9) that a long-term lease replacing the short term lease for the Kupol lands and construction permits required from time to time will be obtained from the Russian authorities on a basis consistent with our current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the acquisition of Bema Gold Corporation; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the “Risk Analysis” section hereof, and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.